SIPP International Industries, Inc.	50 West Liberty Street Suite 880 Reno, NV 89501

July 19, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Eiko Yaoita Pyles

Ernest Greene

Thomas Jones

Geoff Kruczek

Re:	SIPP International Industries, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 22, 2023

File No. 333-271830

Dear Sir or Madam:

SIPP International Industries, Inc. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Min Jiang, Chief Executive Officer of the Company, dated July 7, 2023 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 22, 2023

Cover Page

2. Please ensure that the disclosure on the prospectus cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors is consistent with the disclosure elsewhere in your prospectus. For example, it is unclear why you refer on page 3 to “We conduct our business primarily through our WFOE, the VIE and its subsidiaries established in China.” In this regard, we note the diagram of the corporate structure on page 2 does not refer to a VIE. As another example, the reference on the cover page to “The WFOE structure is used to provide investors with exposure to foreign investment in China-based companies where China law prohibits direct foreign investment in the operating companies” is unclear. In this regard, it is unclear whether the disclosure should refer to the VIE instead of the WFOE. Also, the reference on the cover page to control over the operations “pursuant to a series of contractual arrangements” is unclear. In this regard, it does not appear that the prospectus includes disclosure about the “series of contractual arrangements” and the exhibit index does not refer to any agreements related to such contractual agreements that have been filed as exhibits.

We have removed all references to the VIE structure and related items, as the Company operates using a WFOE structure.

2. We note your response to prior comment 2 and the disclosure on the cover page that “The legal and operational risks associated with being based in or having the majority of the Company’s operations in China could result in a material change in the value of the securities of SIPN being registered we are registering for sale or could significantly limit or completely hinder SIPN’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Please disclose whether these risks could result in a material change in your operations.

We have added disclosure to the Amendment regarding the fact that these risks also could result in material change in our operations.

3. We note your response to prior comment 4 and the paragraph on the cover page beginning with “The Company will settle amounts ... SIPN intend to rely on dividends .... SIPN has made no such distributions ... SIPN will look to implement one in the future.” Please revise to clarify whether you have received dividends from your WFOE to date. To the extent you have, please revise to quantify any dividends or distributions that the subsidiary has made to you and its tax consequences. Finally, include summary risk factor disclosure about transferring cash outside of the PRC.

We have revised the disclosure to clarify that SIPN has not received any distributions from our WFOE to date and added an applicable summary risk factor.

4. We note the disclosure on the cover page about the PCAOB and your auditor. Please revise to disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

We have added the applicable disclosure to the Amendment.

5. With respect to your disclosure regarding risks related to doing business in China, please ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China. For example, we note the disclosure on the cover page and on pages 3 and 21 that “The overall effect has been to significantly enhance the protections afforded to various forms of foreign investments in China.”

We have removed any mitigating factors from the Amendment.

Prospectus Summary, page 1

6. We note the response to prior comment 7 and reissue in part. Revise the prospectus summary to include a summary of risk factors that discloses the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. For each of the risks discussed in the bullet points in the summary, include specific cross-references for each risk to the more detailed discussion of each of these risks in the prospectus. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have rewritten the summary risks, as well as some of the Risk Factors, related to doing business in China to be more encompassing of the risks our corporate structure presents.

7. We note the response to comment 8 and reissue in part. Regarding the statement on page 11 that “The Material PRC Company has obtained all material Governmental Authorizations necessary for its business operations as described in the Prospectus, and such Governmental Authorizations are in full force and effect and all required Governmental Authorizations have been duly obtained,” disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiary are covered by permissions {governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We also note the statements on the cover page and on page 5 that you are not subject to the pre-approval requirements of the CSRC. Please revise to disclose how you determined that you are not subject to pre-approval requirements of CSRC. If you relied on the advice of counsel in making these determinations, please identify counsel and file their consent. If you did not consult counsel in making these determinations, please explain why you did not obtain the advice of counsel. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have added disclosure related to the regulatory oversight and approvals the Company is required to meet to the Amendment.

We may be exposed to potential risks, page 19

8. We note your response to prior comment 16. Please revise the disclosure in this risk factor to highlight the risks mentioned on page 43, such as the conclusion that your disclosure controls and procedures were not effective and the material weaknesses identified by your CEO and CFO.

We have revised this risk factor.

Risks Related to Doing Business in China, page 20

9. We note your response to prior comment 19 and reissue in part. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering.

We have added an applicable risk factor.

10. It appears that you revised the disclosure on page 5 in the Prospectus Summary in response to prior comment 20. Please instead revise the disclosure in the Risk Factors section in response to prior comment 20. Regarding your disclosure on page 5 that “This oversight by the CAC could also impact the Company’s ability to offer securities in the U.S. or elsewhere,” please clarify whether you and your subsidiaries are required to go through cybersecurity review by the CAC. Please note that even if you believe you or your subsidiaries are not subject to CAC oversight, please clearly disclose how oversight may impact your business and your securities if you or your subsidiaries become subject to CAC oversight. If you believe that you are not subject to the review or required to obtain prior approval of the CAC, then explain the basis for your belief. If you relied on the advice of counsel, revise to identify counsel. If you did not rely on advice of counsel, explain why you did not rely on advice of counsel.

We have added an applicable risk factor.

Managements Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

11. We note that you will need to raise approximately $545,000 in order to continue operations for the next twelve months in order to continue as a going concern. Please revise to disclose how you plan to raise the required capital.

We have revised this disclosure in the Amendment.

Our Business, page 41

12. We note your response to prior comment 22. Please continue to revise your disclosure to discuss your business operations clearly. For example, we note the following:

●	Revise the disclosure on page 46 about “targeting individuals and families who seek convenient and standardized Chinese food options” to be more specific in what markets you serve.

●	Revise the disclosure on page 47 about the distribution process to clarify what you mean by the phrase “a cold chain logistics system.”

●	Revise the disclosure on page 47 about “partnerships with reliable suppliers, farms and agricultural producers” to clarify whether you have entered into written agreements in connection with such partnerships and, if applicable, discuss the material terms of the agreements.

We have added and revised the description of our business operations in the Amendment.

Enforceability of Civil Liabilities, page 52

13. We note your response to prior comment 5. Please revise to explicitly address the investor’s ability to enforce judgements obtained in U.S. courts in an appropriate foreign court and the investor’s ability to bring an original action in an appropriate foreign court to enforce liabilities against the foreign private issuer or any person based upon the U.S. federal securities laws. For guidance, see Item 101(g)(1)(iii) and (iv) of Regulation S-K.

We have expanded this section to address investor’s abilities to enforce judgements from U.S. courts.

Directors and Executive Officers, page 53

14. We note your response to prior comment 24. Please revise your disclosure regarding the business experience of Mr. Wu to clarify how you have addressed his experience during the last five years. Also, make clear when Mr. Wu began performing services as Managing Director of Shanghai JAZ Management Consulting Co. Ltd. in Shanghai.

We have revised the disclosure to clarify that Mr. Wu has been Managing Director of Shanghai JAZ for more than the last five years.

Certain Relationships and Related Transactions, page 58

15. We note your response to prior comment 29. Please expand the disclosure in this section to disclose the principle followed in determining the amount at which the assets of CIHL were acquired by the company, disclose the identity of the persons making the determination and their relationship with the company. If the assets were acquired by CIHL within two years prior to their transfer to the company, also state the cost thereof to CIHL. For guidance, see Item 404(c)(1)(ii) of Regulation S-K.

We have added the disclosure regarding the related transactions to the Amendment.

Notes to the Consolidated Financial Statements

Note 7. Acquisitions, page F-15

16. We note your revised disclosures in response to our prior comment 34. Please revise to present the following in statements of changes in shareholders’ equity: (1) the issuance of 100,000,000 shares of the Company’s common stock to CIHL shareholder; and (2) $489,558 allocated to equity in connection with the common control transaction. Please also clarify what is reflected in the “Shares issued to acquire CIHL” line item recorded in additional paid-in capital.

We have modified the Consolidated Statements of Changes In Shareholders’ Equity (Deficit)，Please refer to Consolidated Statements of Changes In Shareholders’ Equity (Deficit).

Condensed Consolidated Balance Sheets, page F-18

17. Please revise your presentation here to replace the comparative balance sheet as of March 31, 2022 with the latest year-end balance sheet. Refer to Rule 8-03 of Regulation S-X.

We have revised the presentation accordingly.

Condensed Consolidated Statements of Changes in Stockholders Equity (Deficit), page F-20

18. Please revise your Statements of Changes in Stockholders’ Equity (Deficit) to provide the following:

●	You appear to present the changes between December 31, 2021 and December 31, 2022. Please revise to only present the comparative prior year information for the period between December 31, 2021 and March 31, 2022. Refer to Rule 8-03 of Regulation S-X;

●	Present the current year information for the period between December 31, 2022 and March 31, 2023; and

●	In addition to the month, the total and subtotal line items should include the appropriate date and year. Please revise accordingly.

We have revised the presentation accordingly.

Note 4 - Acquisitions, page F-26

19. Please revise your disclosures here to be consistent with the revised disclosures in Note 7 - Acquisitions on page F-15. Please remove the references to fair value, goodwill and impairment of goodwill during the year ended March 31, 2023 as your acquisition was treated as a business combination under common control.

We have revised the presentation accordingly.

Recent Sales of Unregistered Securities, page II-1

20. We note your response to prior comment 36. Please continue to revise this section to include the information required by Item 701 of Regulation S-K. For example, the disclosure on page F-6 refers to the issuance of 600 million shares of common stock in the fiscal year ended December 21, 2022. However, the information on page II-1 mentions only the issuance of 100 million shares of common stock in the fiscal year ended December 31, 2022. As another example, the information on page II-1 does not mention the issuance of any shares in the fiscal year ended December 31, 2021. However, the disclosure on page F-6 refers to the issuance of 248,101,224 shares of common stock in the fiscal year ended December 31, 2021.

We have revised the disclosure accordingly.

Exhibits

21. We reissue prior comment 38. The exhibit continues to not be in a text-searchable format and the exhibit is not a single complete copy of your articles. Instead, it appears to be a collection of multiple documents.

Please note that the Exhibit is one complete file ordered from the State of Nevada. We have added a reformatted copy of the filings not previously made via EDGAR, so that it is text searchable.

22. We note your response to prior comment 39. The auditor’s consent continues to refer to an audit report dated April 28, 2023, while the audit report included in your filing is dated May 10, 2023. Please have the auditor revise their consent to reference the appropriate audit report included in your current filing.

The updated consent from the auditor has been added.

General

23. We note your response to prior comment 43. Please continue to ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the disclosure on page 10 about net proceeds of approximately $1,200,000 if you were to sell the entire number of shares registered is not consistent with the disclosure in the second paragraph on page 34 about maximum net proceeds of $1,350,000.

We have revised the disclosure in the Amendment for consistency.

24. It appears that you revised the disclosure in the first paragraph on the cover page in response to prior comment 45. If you do not intend to register a class of your securities under Section 12 of the Exchange Act, please expand the Risk Factors section to include a separate risk factor to highlight the risks related to not being subject to Exchange Act Sections 13, 14 and 16.

We have corrected the misstatement that we do not intend to register the Common Shares under Section 12(g).

25. We note that the CSRC recently published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to this transaction, whether you and relevant parties to this transaction have complied with your obligations under the Trial Measures, and the risks to investors of non-compliance.

We have added disclosure to the Amendment addressing such Trial Measures and their effect on us.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Min Jiang
Min Jiang